UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 29, 2024

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9 - Other Items

1. Reverse Stock Split Consideration:

The possibility of canceling the proposed reverse stock split, or stock consolidation, by Music Licensing, Inc. (OTC:SONG) is currently under consideration. This decision is subject to the discretion of the Jake P. Noch Family Office, LLC, and no assurances can be given regarding the final outcome.

2. Jake P. Noch Family Office, LLC. Initiatives:

Jake P. Noch Family Office, LLC., a QSBS-focused single Family Office, is actively exploring options to identify a credit-worthy custodian. The primary goal is to establish a secure framework capable of holding low-priced OTC equities, intending to support the financial stability of Music Licensing, Inc. However, it should be noted that these initiatives come with inherent uncertainties, and no guarantees are made regarding their success or effectiveness.

3. 3(a)(10) Arrangements:

The Jake P. Noch Family Office utilizes court-approved 3(a)(10) arrangements as a mechanism to extend ongoing financial support to companies under its purview, with the intention of maintaining a secure financial structure. It is important to highlight that while these arrangements are court-approved, there is no assurance of the continued availability of such arrangements or the outcomes thereof.

4. Facilitation of Open Market Purchases:

In a strategic move, Jake P. Noch Family Office, LLC. is taking steps to facilitate open market purchases. This initiative aims to acquire more shares than will be sold via the court-approved 3(a)(10) arrangement, countering potential dilution. However, it is imperative to recognize that this approach involves inherent risks, and there are no guarantees regarding the success of this strategy or its impact on Music Licensing, Inc.'s potential uplisting to the NYSE American. The NYSE American's minimum initial listing share price requirement of $3 USD a share is a consideration, but no assurances are provided regarding the achievement of this listing.

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Non-Legal Advice Disclosure:

This press release does not constitute legal advice, and readers are advised to seek legal counsel for any legal matters or questions related to the content herein.

Non-Investment Advice Disclosure:

This communication is intended solely for informational purposes and does not in any way imply or constitute a recommendation or solicitation for the purchase or sale of any securities, commodities, bonds, options, derivatives, or any other investment products. Any decisions related to investments should be made after thorough research and consultation with a qualified financial advisor or professional. We assume no liability for any actions taken or not taken based on the information provided in this communication

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date: January 29, 2024	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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